Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Charles River Laboratories Letter to JANA Partners LLC dated June 14, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/S/ GE LI
Name:	Ge Li
Title:	Chairman and Chief Executive Officer

Date: June 14, 2010

Exhibit 99.1

June 14, 2010

Mr. Barry S. Rosenstein

Managing Partner

JANA Partners LLC

767 Fifth Avenue

New York, NY 10153

VIA OVERNIGHT DELIVERY

Mr. Rosenstein:

While we always appreciate the opportunity to discuss matters that are of interest to our investors and listen to their views when it concerns possible ways to further enhance shareholder value, it is clear to us based on your letter dated June 7, 2010 that your view of the strategic business benefits from the combination of Charles River Laboratories (Charles River) and WuXi PharmaTech (Cayman) Inc. (WuXi), and the attendant shareholder value proposition the transaction represents, is substantially different from ours. In that regard, we must strongly disagree with your assessment of this proposed combination, which we view as both compelling from a business point of view and a timely opportunity for us to create substantial value for Charles River’s shareholders.

As we have discussed with you and other investors, and as is described in detail in our preliminary proxy statement filed with the Securities and Exchange Commission, Charles River’s Board of Directors did not enter into this transaction without first carefully and diligently evaluating, with the assistance of expert advisors, the financial and strategic benefits of the combined company, the evolving competitive landscape and the rapidly changing needs of the leading biopharmaceutical clients who increasingly want the ability to pursue full service, early-stage drug development on a global basis.

Based on our analysis, we are convinced that this combination will create meaningful additional value for Charles River shareholders. The transaction is expected to be neutral to slightly accretive to our expected 2011 earnings and increasingly accretive thereafter. In addition, the combined company’s top and bottom-line growth rates are expected to be substantially higher than Charles River can achieve on a stand-alone basis (or via a leveraged recapitalization as your letter suggests we consider). WuXi has been one of the fastest-growing companies in the contract research organization (CRO) sector, with an organic revenue growth rate of more than 40% over the last three years. Furthermore, we believe WuXi’s prospects for continued strong revenue growth in 2010, 2011, 2012 and beyond are significant. In its first-quarter 2010 earnings release, WuXi exceeded analysts’ expectations for revenue performance and increased its net revenues guidance for the remainder of the year. WuXi now expects to achieve revenue growth in 2010 at the upper end of its previous guidance range of 15%-19%, a growth rate that would again place it among the leaders in the global CRO industry.

One of the most notable trends among pharmaceutical and biotechnology companies is to outsource an increasing amount of drug discovery – WuXi’s core competence – to China, where quality is high and costs are meaningfully lower. WuXi is China’s largest and most well-respected contract research organization and as such, is extremely well positioned to capitalize on this significant growth opportunity. By moving now, Charles River is ensuring it has the best partner to capture this accelerating opportunity for the benefit of our shareholders.

With regard to profitability, WuXi is also among the sector’s leaders. Even with its limited margin decline, which has been primarily attributable to changes in business mix following the acquisition of AppTec and the strategic investments in growing WuXi’s toxicology and manufacturing businesses, it remains a very profitable enterprise. WuXi’s core chemistry business continues to enjoy very robust and stable margins and has not been commoditized. In its first-quarter 2010 earnings release, WuXi increased its guidance for growth in 2010 operating income. Margins are expected to improve in 2011 and 2012 as the company reaps the benefits of investments it is currently making in its core China-based Laboratory Services business, toxicology, and large-scale manufacturing. In addition, labor costs in China are expected to continue to be significantly lower when compared to developed countries for the foreseeable future. Furthermore, WuXi’s strong value proposition to clients comes not only from lower labor costs but also from a highly educated, trained and motivated group of scientists working in world-class facilities and achieving high productivity.

Looking at Charles River on a go forward, stand-alone basis, while we expect our own growth to accelerate due to, as you describe in your letter, the “expected cyclical recovery in preclinical services and ongoing positive secular trends in pharmaceutical and biotech outsourcing,” combined with WuXi, the “new” Charles River will have a higher growth rate. Indeed, we expect the combination to enhance the top-line growth potential over the next three years by 200 basis points more than Charles River would grow on its own, even excluding the impact of any potential revenue synergies.

Given these dynamics, the purchase price and implied transaction multiples are a reflection of WuXi’s demonstrated and expected growth prospects, and viewed on a P/E multiple basis, the announced purchase price for WuXi implies a multiple of 24.7x 2010 First Call consensus non-GAAP EPS. 1 When factoring in WuXi’s significantly higher expected long-term EPS growth rate, the announced purchase price for WuXi implies a 2010 P/E to growth rate multiple (PEG) of 1.4x, which is approximately the same as Charles River’s 2010 PEG at the time the acquisition was announced. For you to compare relative pre-tax EBITDA multiples is misleading given WuXi’s significantly lower effective tax rate than Charles River.

1	Based on those analysts whose estimates are calculated on a non-GAAP basis, consistent with the manner in which WuXi has historically reported its financial information.

If viewed from the perspective of a purely strategic opportunity, you cannot lose sight of the competitive advantage the combination represents for us. Our clients are at a significant inflection point in their efforts to reengineer the drug development process, as they reduce their infrastructures in favor of outsourcing to CROs like Charles River and WuXi. The combination will enable us to support them across a broader portion of the early-stage drug development continuum. Even at this early stage, both companies’ conversations with clients indicate that they are increasingly looking for a broad, integrated platform of services that will enable a seamless and efficient transfer of molecules throughout the drug discovery process. We are pleased to note the overwhelmingly positive response we and WuXi have received from clients since this transaction was announced, which confirms that we have correctly anticipated their needs and are responding appropriately.

Finally, to dispel your contention about integration risk, we regard this as limited given the minimal overlap between the two businesses. WuXi’s operations are mainly in China, where Charles River currently has only a small presence. The core of WuXi’s operations is in discovery chemistry, while Charles River’s operations are mainly in research models and preclinical services. Given this lack of overlap and the fact that the management team at WuXi, led by Dr. Li, is expected to continue in the new company and will perform functions similar to their current responsibilities, we remain very comfortable with the integration process and its outcome.

Over the next few months, as we move to consummate the transaction, there will be further opportunities for us to communicate with you and other shareholders in order to keep all investors apprised of developments and our progress in the integration process. We hope that JANA Partners will take the time to further study the merits of the proposed business combination and will recognize, as we do, the benefits this transaction will bring to our business and the value it will generate for all Charles River shareholders.

Sincerely,

James C. Foster

cc: Charles River Board of Directors

      Dr. Ge Li

Safe Harbor Statement

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and WuXi PharmaTech (Cayman) Inc (“WuXi”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the combination; 2) problems may arise in successfully integrating the businesses of the two companies (including retention of key executives); 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost and revenue synergies or achieve potential revenue growth and non-GAAP margin expansion; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (“SEC”) reports filed or furnished by Charles River and WuXi.

In addition, these statements include the combined financial outlook of Charles River for 2011 and anticipated use of cash flow, the availability of funding for our customers and the impact of economic and market conditions on them generally, the anticipated strength of our balance sheet, the effects of our 2009 and 2010 cost-saving actions and other actions designed to manage expenses, operating costs and capital spending, and to streamline efficiency, and the ability of the Company to withstand the current market conditions. Forward-looking statements are based on Charles River’s current expectations and beliefs, and involve a number of risks and uncertainties that are difficult to predict and that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: the ability to successfully integrate the businesses we acquire; the ability to successfully develop and commercialize SPC’s technology platform; a decrease in research and development spending, a decrease in the level of outsourced services, or other cost reduction actions by our customers; the ability to convert backlog to sales; special interest groups; contaminations; industry trends; new displacement technologies; USDA and FDA regulations; changes in law; continued availability of products and supplies; loss of key personnel; interest rate and foreign currency exchange rate fluctuations; changes in tax regulation and laws; changes in generally accepted accounting principles; and any changes in business, political, or economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas. A further description of these risks, uncertainties, and other matters can be found in the Risk Factors detailed in Charles River’s Annual Report on Form 10-K as filed on February 19, 2010 and Quarterly Report on Form 10-Q as filed on April 29, 2010, as well as other filings we make with the SEC.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and WuXi. Charles River and WuXi assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

This document may be deemed to be solicitation material in respect of the proposed combination of Charles River and WuXi. In connection with the proposed transaction, Charles River has filed a preliminary proxy statement and will file a definitive proxy statement with the SEC. The information contained in the preliminary filing is not complete and may be changed. Before making any voting or investment decisions, investors and security holders are urged to read the definitive proxy statement when it becomes available and any other relevant documents filed with the SEC because they will contain important information. The definitive proxy statement will be mailed to the shareholders of Charles River seeking their approval of the proposed transaction. Charles River’s shareholders will also be able to obtain a copy of the definitive proxy statement free of charge by directing a request to: Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel. In addition, the preliminary proxy statement is and the definitive proxy statement will be available free of charge at the SEC’s website, www.sec.gov. Shareholders may also access copies of the documents filed with the SEC by Charles River on Charles River’s website at www.criver.com.

Charles River and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 30, 2010. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Charles River shareholders in connection with the proposed transaction is set forth in the preliminary proxy statement filed with the SEC.

This document does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. The Charles River shares to be issued in the proposed transaction have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Charles River intends to issue such Charles River shares pursuant to the exemption from registration set forth in Section 3(a)(10) of the Securities Act.